Alcon to Showcase Vision Care Innovation, Including Clinical Data for its Forthcoming Reusable Monthly Lens TOTAL30, at BCLA 2021

•18 abstracts accepted, underscoring Alcon’s commitment to vision, comfort and ocular surface health
•TOTAL30 designed with water gradient technology that has biomimetic properties that mimic the corneal surface and demonstrates exceptional comfort from day one to day 30

GENEVA — June 7, 2021 — Alcon (SIX/NYSE: ALC), the global leader in eye care dedicated to helping people see brilliantly, will present new data on several of its latest innovations at the British Contact Lens Association (BCLA) 2021 Clinical Conference & Exhibition. Among the 18 Alcon abstracts accepted are data on TOTAL30®, which will be the first and only monthly replacement water gradient contact lens.

“We are delighted to partner with the BCLA to present our robust scientific data on several of our products, notably on TOTAL30, which is designed to address two of the key factors to maximise contact lens wearer retention: comfort and vision,” said Cheryl Donnelly, International Head of Professional Affairs at Alcon. “Whilst we will miss the in-person interaction, the virtual BCLA event will enable us to share promising clinical evidence with even more eye care professionals so they can make informed decisions about patient care.”

Alcon at BCLA 2021 (June 13-14)
As the partner sponsor, Alcon will host:
•“Comfort in Practice” Powered by Alcon (Sunday, June 13 at 3 pm BST): Profs. Jennifer Craig, Lyndon Jones and Greg Sawyer, moderated by Eric Papas, will highlight the link between the ocular surface and contact lens materials. Discomfort is still the number one reason for contact lens wearer dropout; however, research suggests that biomimicry in contact lens materials may lead to better wearing experiences.
•Sponsor Sessions (please consult full programme for dates and times): “A lens to start in and stay in,” where Associate Clinical Professor Kathy Dumbleton will be joined by Tim Grant, Dr. Inma Perez and Dr. Rick Weisbarth to give a brief introduction to PRECISION1TM; and, “Water Surface Contact Lenses” where Dr. John Pruitt will summarise water surface technologies, highlighting the differences and benefits for wearers.
•A virtual booth where attendees can explore Alcon’s latest innovations, including the proprietary Alcon science behind our innovations. The booth will be live on the BCLA 2021 event website as of June 7.

TOTAL30 Monthly Replacement Contact Lens Demonstrates Outstanding Wearing Experience
Following the success of DAILIES TOTAL1®, TOTAL30 will be the first-and-only monthly replacement water gradient contact lens. The lens features an innovative water gradient material with bio-mimetic Celligent™ technology.

Alcon will present data from several studies of TOTAL30, which evaluated the integrity of the material surface after on-eye wear, durability during a full month of wear and daily cleaning, disinfecting and storing, surface softness compared to other contact lens materials, wettability after 30 days of on-eye wear, and surface and structure properties.

Results from these studies demonstrate that TOTAL30 lenses feature exceptional lubricity, outstanding surface softness and high durability.
Alcon expects to introduce TOTAL30 contact lenses in the U.S. and select markets in Europe in 2021. Broader commercial availability worldwide is planned for 2022.

To learn more about the Alcon innovation to be presented at BCLA, download the Alcon BCLA 2021 Abstract Book.

Eye care professionals: see instructions for use for contact lens wear, care, precautions, warnings, contraindications and adverse effects. Consumers should consult their eye care professionals.

Cautionary Note Regarding Forward-Looking Statements
This press release contains, and our officers and representatives may from time to time make, certain “forward-looking statements” within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipate,” “intend,” “commitment,” “look forward,” “maintain,” “plan,” “goal,” “seek,” “target,” “assume,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements Alcon makes regarding its liquidity, revenue, gross margin, effective tax rate, foreign currency exchange movements, earnings per share, its plans and decisions relating to various capital expenditures, capital allocation priorities and other discretionary items, market growth assumptions, and generally, its expectations concerning its future performance and the effects of the COVID-19 pandemic on its businesses.
Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on Alcon’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties and risks that are difficult to predict such as: the effect of the COVID-19 pandemic as well as other viral or disease outbreaks and the availability of vaccines; the commercial success of its products and its ability to maintain and strengthen its position in its markets; the success of its research and development efforts, including its ability to innovate to compete effectively; its success in completing and integrating strategic acquisitions; its ability to successfully transition the manufacture, distribution and commercialization of Simbrinza from Novartis; its ability to leverage existing relationships with healthcare professionals to help drive patient adoption of Simbrinza; pricing pressure from changes in third party payor coverage and reimbursement methodologies; global and regional economic, financial, legal, tax, political, and social change; data breaches or other disruptions of its information technology systems; ongoing industry consolidation; its ability to properly educate and train healthcare providers on its products; changes in inventory levels or buying patterns of its customers; the impact of a disruption in its global supply chain or important facilities; ability to service its debt obligations; its ability to comply with the US Foreign Corrupt Practices Act of 1977 and other applicable anti-corruption laws, particularly given that it has entered into a three-year Deferred Prosecution Agreement with the US Department of Justice; uncertainty and impact relating to the potential phasing out of LIBOR and transition to alternative reference rates; the need for additional financing through the issuance of debt or equity; its reliance on outsourcing key business functions; its ability to protect its intellectual property; the impact of unauthorized importation of its products from countries with lower prices to countries with higher prices; uncertainties regarding the success of Alcon’s separation and Spin-off from Novartis and the subsequent transformation program, including the expected separation and transformation costs, as well as any potential savings, incurred or realized by Alcon; the effects of litigation, including product liability lawsuits and government investigations; its ability to comply with all laws to which it may be subject; effect of product recalls or voluntary market withdrawals; the implementation of its enterprise resource planning system; its ability to attract and retain qualified personnel; the accuracy of its accounting estimates and assumptions, including pension plan obligations and the carrying value of intangible assets; the ability to obtain regulatory clearance and approval of its products as well as compliance with any post-approval obligations, including quality control of its manufacturing; legislative and regulatory reform; the ability of Alcon Pharmaceuticals Ltd. to comply with its investment tax incentive agreement with the Swiss State Secretariat for Economic Affairs in Switzerland and the Canton of Fribourg, Switzerland; its ability to manage environmental, social and governance matters to the satisfaction of its many stakeholders, some of which may have competing interests; its ability to operate as a stand-alone company; whether the transitional services Novartis has agreed to provide Alcon are sufficient; the impact of the spin-off from Novartis on Alcon’s shareholder base; the impact of being listed on two stock exchanges; the ability to declare and pay dividends; the different rights afforded to its shareholders as a Swiss corporation compared to a US corporation; and the effect of maintaining or losing its foreign private issuer status under US securities laws. Additional factors are discussed in Alcon’s filings with the United States Securities and Exchange Commission, including its Form 20-F. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated. Therefore, you should not rely on any of these forward-looking statements.
Forward-looking statements in this press release speak only as of the date of its filing, and Alcon assumes no obligation to update forward-looking statements as a result of new information, future events or otherwise.

About Alcon
Alcon helps people see brilliantly. As the global leader in eye care with a heritage spanning more than seven decades, we offer the broadest portfolio of products to enhance sight and improve people’s lives. Our Surgical and Vision Care products touch the lives of more than 260 million people in over 140 countries each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors. Our more than 23,000 associates are enhancing the quality of life through innovative products, partnerships with eye care professionals and programs that advance access to quality eye care. Learn more at www.alcon.com.

Reference
1.Rumpakis JMB. New data on contact lens dropouts: an international perspective. Rev Optometry. January 15, 2010:1-4.

Connect with us on

Investor Relations
Christina Cheng
+ 41 589 112 110 (Geneva)
+ 1 817 615 2789 (Fort Worth)
investor.relations@alcon.com

Media Relations
Wes Warnock
+ 41 589 112 111 (Geneva)
+ 1 817 615 2501 (Fort Worth)
globalmedia.relations@alcon.com